BB



12062742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

AUG 28 2012

Washington DC 402

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: April 30, 2013<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 28164 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PROSPERA FINANCIAL SERVICES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, STE. 400
(No. and Street)

Dallas (City) Texas (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CASSANDRA GALVAN 972-581-3029
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brad A. Kinder, CPA**
(Name – *if individual, state last, first, middle name*)

**815 Parker Square** (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, DAVID STRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title


Patty Vaughn
Commission Expires
08-26-2016

Patty Vaughn
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CONTENTS**

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

**INDEPENDENT AUDITOR'S REPORT**

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. (the Company) as of June 30, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2012

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Financial Condition**
**June 30, 2012**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,038,559 |
| Commissions receivable | | 934,271 |
| Receivables and advances - related parties | | 18,056 |
| Prepaid expenses | | 168,789 |
| Clearing deposits | | 110,405 |
| Forgivable notes receivable | | 257,204 |
| Non-marketable securities | | 11,000 |
| **TOTAL ASSETS** | $ | 5,538,284 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 207,744 |
| Accrued expenses | | 2,403,198 |
| Income taxes payable - Parent | | 62,521 |
| Unfunded forgivable notes receivable | | 30,000 |
| Total Liabilities | | 2,703,463 |
| Stockholders' Equity | | |
| Preferred stock, no par value, 1,000,000 shares authorized, none issued or outstanding | | - |
| Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding | | 38,272 |
| Non-voting common stock, no par value, 100,000 shares authorized, 12,607 shares issued and outstanding | | 308,765 |
| Additional paid-in capital | | 379,339 |
| Retained earnings | | 2,132,457 |
| Treasury stock, 33,336 shares at cost | | (24,012) |
| Total Stockholders' Equity | | 2,834,821 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 5,538,284 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Income**
**Year Ended June 30, 2012**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 14,360,028 |
| Insurance commissions | 6,712,940 |
| Management and advisory fees | 8,486,370 |
| Other | 660,358 |
| Total Revenue | 30,219,696 |
| **Expenses** | |
| Compensation and related costs | 25,954,450 |
| Clearing costs | 687,324 |
| Communications | 436,797 |
| Errors and bad debts | 79,194 |
| Interest expense | 3,954 |
| Management fees paid to related parties | 74,667 |
| Occupancy and equipment costs | 593,447 |
| Promotional | 103,981 |
| Professional fees and services | 559,843 |
| Regulatory fees | 276,112 |
| Other expenses | 633,205 |
| Total Expenses | 29,402,974 |
| Net income before provision for income taxes | 816,722 |
| Income taxes - federal | 293,011 |
| Income taxes - state | 35,000 |
| Total current provision for income taxes | 328,011 |
| NET INCOME | $ 488,711 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Changes in Stockholders' Equity**
**Year Ended June 30, 2012**

| | Preferred Shares Issued | Common Shares Issued | Non-Voting Common Shares Issued | Treasury Shares | Common Stock | Non-Voting Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Balances at June 30, 2011 | - | 120,000 | 12,607 | 33,336 | $ 38,272 | $ 308,765 | $ 379,339 | $ 1,643,746 | $ (24,012) | $ 2,346,110 |
| Net income | - | - | - | - | - | - | - | 488,711 | - | 488,711 |
| Balances at June 30, 2012 | - | 120,000 | 12,607 | 33,336 | $ 38,272 | $ 308,765 | $ 379,339 | $ 2,132,457 | $ (24,012) | $ 2,834,821 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Statement of Cash Flows**
**Year Ended June 30, 2012**

| | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net income | $ 488,711 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Forgivable notes compensation | 178,598 |
| Change in assets and liabilities | |
| Decrease in commissions receivable | 419,993 |
| Increase in receivables and advances - related parties | (2,376) |
| Decrease in prepaid expenses | 5,323 |
| Increase in forgivable notes receivable, net | (111,890) |
| Decrease in non-marketable securities | 23,787 |
| Increase in accounts payable | 58,281 |
| Decrease in accrued expenses | (43,465) |
| Increase in income taxes payable - Parent | 37,830 |
| Net cash provided by operating activities | 1,054,792 |
| Net increase in cash and cash equivalents | 1,054,792 |
| Cash and cash equivalents at beginning of year | 2,983,767 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 4,038,559 |

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

| | |
|---|---|
| Interest | 3,954 |
| Income taxes paid to Parent - federal | 255,181 |
| Income taxes paid to Parent - state | 30,696 |

See notes to financial statements.

**PROSPERA FINANCIAL SERVICES, INC.**
**Notes to Financial Statements**
**June 30, 2012**

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in July 1982 as a Texas corporation. The Company is a majority owned subsidiary of Prospera Holdings, LLC (Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of Securities Exchange Act of 1934, and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily in providing securities and insurance brokerage and management and investment advisory services to individuals located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

### Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

### Forgivable Notes Receivable

Forgivable notes receivable consist of amounts paid to salespeople as retention bonuses, net of amounts repaid or forgiven over the production term. The Company recognizes compensation expense on a straight line basis over the period in which the notes are forgivable.

### Non-marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

### Treasury Stock

Treasury stock is accounted for using the cost method.

### Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

### Insurance Commissions

Insurance commission revenue and the related expenses are recorded when the policies are funded by the customer and accepted by the insurance company.

### Management and Advisory Services

Management and advisory fees are earned based on contractual percentages of client assets under management. Revenue and compensation expenses are recorded during the period in which the services are rendered.

**PROSPERA FINANCIAL SERVICES, INC.**
**Notes to Financial Statements**
**June 30, 2012**

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation." Due to an absence of an active market for the Company's common stock, the fair value of stock compensation awards is determined by the Company at each security issuance date. There were no stock-based compensation awards to employees during the year ended June 30, 2012.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

The Company is also subject to various state income taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2012, open Federal tax years include the tax years ended June 30, 2009 through June 30, 2011.

## Note 2 - Non-Marketable Securities

The Company's non-marketable securities consist of a sports facilities municipal bond and four season ticket seats and option certificates. At June 30, 2012, these securities are carried at a total cost of $11,000, which approximate fair value.

## Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2012, the Company had net capital and net capital requirements of $2,214,556 and $180,231, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.

**PROSPERA FINANCIAL SERVICES, INC.**
**Notes to Financial Statements**
**June 30, 2012**

## Note 4 - Transactions with Clearing Broker-dealers

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee of $10,000 per month. The agreement also requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker-dealer.

The Company also has a clearing agreement with a Futures Commission Merchant to provide clearing, execution and other related commodities services. Clearing charges are incurred on a per transaction basis. The agreement requires the Company to maintain a deposit account of $10,000.

## Note 5 – Commitments and Contingencies

Operating Lease

The Company leases office space under a non-cancelable operating lease expiring in 2014. Future minimum lease commitments for each of the years ending June 30 are as Follows:

| | |
|---|---|
| 2013 | $ 248,229 |
| 2014 | 255,557 |
| Thereafter | - |
| | $ 503,786 |

Rent expense for the year totaled $231,343 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company currently has two arbitration claims filed against it. Defendants in a FINRA arbitration have filed a third-party statement of claim against the Company seeking indemnity and contribution from the Company based on an agency relationship between the Company and defendants. No evaluation of the likelihood of an outcome or reasonable estimate of range of potential loss can be made by legal counsel as the FINRA action is in its early stages. A customer filed a claim in FINRA arbitration against the Company and others alleging material losses due to excessive commissions, churning, and unsuitable investment products. Legal counsel evaluated this matter and has determined it will not have a material impact on the Company's financial condition or net capital. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these or any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

## Note 6 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan) to which both the Company and eligible employees may contribute was established effective April 1, 2000. Participants from the previous plan dated January 1, 1994 became immediately eligible to participate in the Plan. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

| Years of Service | Vested Portion |
| --- | --- |
| Less than 2 | 0% |
| 2 but less than 3 | 20% |
| 3 but less than 4 | 40% |
| 4 but less than 5 | 60% |
| 5 but less than 6 | 80% |
| 6 or more | 100% |

For the year ended June 30, 2012, Company matching and profit sharing contributions totaled $40,153 and $101,382, respectively, and the Company incurred $5,800 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

## Note 7 - Restricted Stock Grant

In August 2007, the Company entered into an agreement with an employee whereby 9,629 shares of no par, non-voting common stock was issued subject to a vesting requirement. The vesting period for recruited revenue is from April 1, 2007 through April 30, 2013. The fair value of these shares at the time of issuance was $40.20 per share. The shares vest upon satisfaction of the following terms:

- For each $5 million of recruited revenue, as defined in the agreement, 10% (962.9) of the shares will vest. This vesting is limited to a total of 7,703.20 shares.
- Upon achieving a total of $40 million of recruited revenue, if the Company achieves $60 million of revenue during the vesting period, the remaining 20% (1,925.8) of the shares will vest.

At June 30, 2012, 1,925.8 shares have vested under this agreement.

## Note 7 - Restricted Stock Grant (continued)

During the year ended June 30, 2012, no compensation expense was recorded under this agreement. As of June 30, 2012 a total of $154,832 has been expensed to compensation and potentially $232,254 remains to be amortized as compensation expense under this agreement.

## Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a Triggering Event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the Net Proceeds, as defined, realized as a result of the Triggering Event.

## Note 9 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. $62,521 is due to Parent at June 30, 2012 for income taxes and is included in income taxes payable in the accompanying statement of financial condition.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible expenses.

## Note 10 - Off-Balance-Sheet Risk Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities and commodities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash held at one national bank totaling $3,037,678 or approximately 55% of the Company's total assets at June 30, 2012. The cash is held in non-interest bearing accounts and fully insured.

The Company has cash and cash equivalents, commissions' receivable, and a clearing deposit held by and due from its securities clearing broker-dealer of $131,774, $427,323, and $100,405, respectively, totaling $659,502 or approximately 12% of its total assets at June 30, 2012.

**PROSPERA FINANCIAL SERVICES, INC.**
**Notes to Financial Statements**
**June 30, 2012**

## Note 11 - Related Party Transactions

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $3,254,358 in insurance commissions from customer policies sold through a related party, of which $264,328 is due from this related party at June 30, 2012 and is included in commissions receivable in the accompanying statement of financial condition.

The Company incurred management fees to its Parent and two other related parties of $45,282, $22,333, and $7,051, respectively, totaling $74,667 during the year. The management fees are incurred at the discretion of the Company and are not consummated on terms equivalent to those in arms length transactions.

The Company has forgivable loans to salespeople totaling $257,204, which will be forgiven over the next four years. $30,000 of these loans are unfunded at June 30, 2012. The Company recognized $178,598 as compensation expense on these forgivable loans to its salespeople during the year.

## Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2012, through August 27, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

**Schedule I**

**PROSPERA FINANCIAL SERVICES, INC.**
**Supplementary Information Pursuant to Rule 17a-5**
**June 30, 2012**

**Computation of Net Capital**

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 2,834,821 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Commissions receivable | 150,596 |
| Receivables and advances - related parties | 18,056 |
| Prepaid expenses | 168,789 |
| Clearing deposit | 10,000 |
| Forgivable notes receivable | 257,204 |
| Non-marketable securities | 11,000 |
| Total deductions and/or charges | 615,645 |
| Net capital before haircuts on securities positions | 2,219,176 |
| Haircuts on securities: | |
| Cash equivalents | 4,620 |
| Net Capital | $ 2,214,556 |
| Aggregate indebtedness | |
| Accounts payable | $ 207,744 |
| Accrued expenses | 2,403,198 |
| Income taxes payable - Parent | 62,521 |
| Unfunded forgivable notes receivable | 30,000 |
| Total aggregate indebtedness | $ 2,703,463 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness) | $ 180,231 |
| Net capital in excess of minimum requirement | $ 2,034,325 |
| Ratio of aggregate indebtedness to net capital | 1.22 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2012 as filed by Prospera Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

No statement is required as no subordinated liabilities existed at any time during the year.

**Statement Regarding Reserve Requirements and Possession or Control Requirements**

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Prospera Financial Services, Inc.

In planning and performing our audit of the financial statements of Prospera Financial Services, Inc. (the Company), as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2012

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Prospera Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 2012, which were agreed to by Prospera Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Prospera Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Prospera Financial Services, Inc.'s management is responsible for the Prospera Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2012

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 6/30/2012

*(Read carefully the instructions in your Working Copy before completing this Form)*

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026164 FINRA JUN
PROSPERA FINANCIAL SERVICES INC
ATTN ACCOUNTING
5429 LBJ FWY STE 400
DALLAS TX 75240-2611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CASSANDRA GALVAN 972-581-3029

2. A. General Assessment (item 2e from page 2) $ 46,509.38

B. Less payment made with SIPC-6 filed (exclude interest) ( 22,483.36 )

1-25-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 24,026.02

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 24,026.02

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PROSPERA FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

C. Reeder Galvan
(Authorized Signature)

ACCOUNTING MANAGER
(Title)

Dated the 15 day of AUGUST, 20 12.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 30,219,696 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 10,615,443 |
| (2) Revenues from commodity transactions. | 294,496 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 603,992 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 102,015 | |
| Enter the greater of line (i) or (ii) | 102,015 |
| Total deductions | 11,615,946 |
| 2d. SIPC Net Operating Revenues | $ 18,603,750 |
| 2e. General Assessment @ .0025 | $ 46,509.38 |

(to page 1, line 2.A.)